                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                              VIRTUALFUND.COM, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                -----------------
                         (Title of Class of Securities)

                                   517919 10 6
                                ----------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing persons: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                                                               Page 1 of 4 Pages
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CUSIP No. 517919 10 6                13G                       Page 2 of 4 Pages

========= ======================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Melvin L. Masters
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------- ------- --------------------------------------------
                            5       SOLE VOTING POWER

NUMBER OF                           429,000
SHARES                      ------- --------------------------------------------
BENEFICIALLY                6       SHARED VOTING POWER
OWNED BY
EACH                                2,990,607
REPORTING                   ------- --------------------------------------------
PERSON                      7       SOLE DISPOSITIVE POWER
WITH
                                    429,000
                            ------- --------------------------------------------
                            8       SHARED DISPOSITIVE POWER

                                    2,990,607
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,419,607
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(S) EXCLUDES CERTAIN      [X]
          SHARES

          Includes 100,000 warrants owned by Mr. Masters directly. This also includes 720,368 shares and warrants to purchase 1,392,239 shares owned by TimeMasters, Inc. ("TMI"), a corporation owned by Mr. Masters; 70,000 shares and warrants to purchase 200,000 shares owned by Jessica Lee Tran-Masters, Mr. Masters' spouse; and 88,000 shares and warrants to purchase 500,000 shares owned by Masters Trust I, a trust for the benefit of Mr. Masters' children. Mr. Masters disclaims beneficial ownership of the shares owned by Ms. Tran-Masters and Masters Trust I.
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          17.2%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN.
========= ======================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                               Page 3 of 4 Pages

Item 1(a):        Name of Issuer

                  VIRTUALFUND.COM, INC.

Item 1(b):        Address of Issuer's Principal Executive Offices

                  7090 Shady Oak Road
                  Eden Prairie, MN 55344

Item 2(a):        Name of Person Filing

                  Melvin L. Masters

Item 2(b):        Address of Principal Business Office

                  7090 Shady Oak Road
                  Eden Prairie, MN 55344

Item 2(c):        Citizenship

                  United States

Item 2(d):        Title of Class of Securities

                  COMMON STOCK

Item 2(e):        CUSIP Number

                  517919  10  6

Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether person filing is a:

                  Not Applicable

Item 4:           Ownership

         (a)      Amount Beneficially owned            3,419,607
         (b)      Percent of class                          17.2%
         (c)      Number of shares such person has:

                             (i) Sole voting power                   429,000
                            (ii) Shared voting power               2,990,607
                           (iii) Sole power to dispose or direct     429,000
                            (iv) Shared power to dispose or direct 2,990,607
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                                                               Page 4 of 4 Pages



Item 5:           Ownership of Five Percent or Less of a Class

                  Not Applicable

Item 6:           Ownership of more than Five Percent on behalf of Another
                  Person

                  Not Applicable

Item 7: Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company

                  Not Applicable

Item 8:           Identification and Classification of Members of the Group

                  Not Applicable

Item 9:           Notice of Dissolution of Group

                  Not Applicable

Item 10:          Certification

                  Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             May 12, 2000



(signature)


Melvin L. Masters
-------------------
(name printed/title)